ALIANZA MINERALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS – QUARTERLY HIGHLIGHTS

FOR THE NINE MONTHS ENDED JUNE 30, 2017

OVERVIEW AND INTRODUCTORY COMMENT

Alianza Minerals Ltd. (“Alianza” or the “Company”) is a growth-oriented junior exploration and development company listed on the TSX Venture Exchange under the trading symbol “ANZ”. The Company is a prospect generator focused on the Americas, particularly the Cordilleran regions that characterize western North and South America.  As a prospect generator, the goal of Alianza is to acquire mineral exploration and evaluation assets (Mineral Properties) on attractive terms, add value through early stage exploration and then vend or option some or all of a value-added Mineral Property to a third party explorer for further advancement.  The Company has properties in Peru, Nevada USA and Yukon Canada. The Company also has a 1% NSR (capped at $1,000,000) on certain properties in Mexico and a 1.08% NSR on a property in Peru.

This MD&A is dated August 14, 2017 and discloses specified information up to that date. Unless otherwise noted, all currency amounts are expressed in Canadian dollars.  The following information should be read in conjunction with the unaudited condensed consolidated interim financial statements and the related notes for the nine months ended June 30, 2017 and the Company’s audited consolidated financial statements for the year ended September 30, 2016 and the related notes thereto.

Additional information relevant to the Company and the Company’s activities can be found on SEDAR at www.sedar.com, and/or on the Company’s website at www.alianzaminerals.com.

MAJOR INTERIM PERIOD OPERATING MILESTONES

On November 16, 2016, the Company announced that fieldwork at three properties in eastern Nevada has commenced. Mapping, prospecting and sampling at the Bellview, BP and Horsethief sediment-hosted gold targets will be undertaken to build on the Company’s 2015 programs and refine drill targets on these properties.  The current program will allow the Company to refine drill targets at Bellview and Horsethief and obtain permits to drill.  As BP is an earlier stage project, this work will help focus 2017 program into key areas to define drill targets and attract a partner to test these new targets.

Horsethief

The Horsethief property is located in Lincoln County, Nevada, approximately 20 km northeast of Pioche. Work by prior operators included mapping and sampling hematite-rich jasperoid breccia outcrops followed by shallow drilling. Historic drilling, generally 100 metres or less in depth, reportedly returned multiple intervals of gold mineralization including 13.7 metres averaging 1.2 g/t gold and 39.6 metres averaging 0.79 g/t gold with four holes terminating in mineralization. Gold mineralization was hosted in both silty limestone and jasperoid.

On May 3, 2017, the Company announced that it acquired new ground, by staking additional 33 BLM Iode mining claims at the Horsethief property. The new claims double the size of the property to 525 ha (1,299 acres) in size. In conjunction with the staking, a sampling and prospecting program was conducted resulting in the identification of new jasperoid outcrops and stratigraphy prospective for Carlin-style sediment-hosted gold mineralization on the eastern portion of the property.

On June 5, 2017, the Company announced that prospecting and geochemical sampling on recently added claims at the Horsethief property has identified a third target area, called the Stallion target.  A total of 56 panel, chip and grab rock samples were collected property-wide during the program. Twenty-one samples ranged between 0.15 and 0.75 ppm gold. Sampling was conducted at existing targets as well as the new claims where coincident soil geochemical and Induced Polarization (IP)/resistivity geophysical anomalies suggested prospective stratigraphy may also be present at the Stallion target, 1.5 km east of the Horsethief’s North target. Jasperoid rocks associated with prominent structures were identified and sampled, returning anomalous concentrations of arsenic, barium, mercury and gold. This new data, in conjunction with structural interpretation and IP/resistivity geophysics, prioritizes near surface targets underneath younger volcanic cover rocks that overlie eastern portions of the property.

On July 10, 2017, the Company reported that preparations are underway for a diamond drilling program at the Horsethief gold property. Plans are for a minimum 1,500 metre (m) reverse circulation (RC) drilling program to test multiple targets on the 525 hectare (1299 acre) property. This includes new targets identified from geophysical and structural interpretation completed in conjunction with recent field programs.

In addition to recently-identified surficial targets, a compilation of IP chargeability and resistivity data in conjunction with an updated structural interpretation has identified several buried targets that warrant drill testing. Drilling will target areas of coincident chargeability and resistivity anomalies, thought to represent potential mineralization (chargeability) in the carbonate stratigraphy (resistivity) at depth. Multiple areas with potential for gold deposition to occur are thought to exist, including at or near the contact between carbonate stratigraphy and overlying volcanic rocks, along favourable horizons within the carbonate stratigraphy and along fault structures. A brief summary of the targets follows and figures illustrating the targets can be found on the Company’s website www.alianzaminerals.com.

Horsethief North – A large jasperoid breccia exposure, 900 by 150 metres in size, at the contact of carbonate rocks and overlying volcanic rocks. A surface rock sample assayed 21.94 g/t gold. Three historic holes ended in mineralization at shallow depths and one hole intersected 39.6 m of 0.79 g/t gold. This target may represent an uplifted block of deeper jasperoid mineralization targeted elsewhere on the property.

Thoroughbred – This area is located 250 metres south of the Horsethief North, and may be an extension of that target. It consists of jasperoid on surface overlying a buried 500-metre diameter chargeability high anomaly. This area exhibits a high degree of structural complexity.

Horsethief South/Mustang – Mustang is large chargeability/coincident resistivity anomaly at depth that is the proposed source for gold bearing jasperoid on surface at the Horsethief South area. Historic drilling yielded a 6.1 metre intersection that averaged 1.22 g/t gold. The chargeability anomaly measures 1,000 by 800 metres in size.

Stallion Target – Stallion is a newly defined surficial target identified in 2017. Jasperoid outcrops with anomalous pathfinder element geochemistry are underlain by resistivity and chargeability (500 by 750 m) anomalies. The geophysical anomalies may represent the source for surface jasperoid exposures.

Clydesdale Target – The target consists of a 250 metre-diameter IP chargeability anomaly associated with a northeast structure in the southern portion of the property.

Management will start the permitting process shortly, with the goal of completing drilling in the fall of 2017.

The 2017 program was conducted on behalf of Alianza by Big Rock Exploration LLC of Minneapolis, MN. Rock samples were sent to Bureau Veritas Minerals in Reno, NV to be analyzed via 53 element ICPMS with Aqua Regia digestion (AQ252-EXT). All samples over 50 ppb Au where analyzed using a 30 gram sample gold Fire Assay (FA430). QA/QC using blanks, standards and duplicates were included; 10% of the samples will be sent to ALS for check analysis. Maps and figures for the Horsethief Property can be found at Alianza`s website.

Bellview

On February 6, 2017, the Company reported results of fieldwork at the Bellview property.

The Bellview property is located in White Pine County, 85 km south of Elko, Nevada and 13 km north of the Bald Mountain Gold Mine on the Carlin – Alligator Ridge Trend. Bellview features a geological setting prospective for Carlin-style or Sediment Hosted Gold (“SHG”) gold mineralization. Work by a previous operator identified stratigraphic targets similar to the geologic setting observed at Bald Mountain. Targets are primarily defined by gold-in-soil geochemical anomalies and gold-bearing silicified jasperoid breccias. Prior geophysical surveys indicate that the Saddle Zone, lies approximately 100 metres above the Secret Canyon Shale and Eldorado Dolomite contact, a stratigraphic position recognized regionally for its potential to host mineralization.

At the CS Target, the current program identified new jasperoid occurrences on a significant northwest trending structure where it intersected prospective carbonate stratigraphy. Additionally, the CS Target hosts elevated gold and arsenic geochemistry and a sub-surface Induced Polarization (IP) chargeability anomaly. Gold values in rock samples range from below detection to 1.21 g/t from silicified limestone. The CS Target is considered a high-priority target for drilling.

BP

On February 6, 2017, the Company also reported results of fieldwork at the BP property.

The BP property is also a SHG target located in Elko County, 57 km south of Carlin, Nevada and 41 km northwest of the Bald Mountain Mine. The property has had little previous gold exploration prior to a reconnaissance program in 2010 that identified gold-bearing jasperoid and anomalous gold and pathfinder geochemistry on surface. The current program targeted areas of the property where gaps in geochemical data existed. Mapping identified potential structural conduits for mineralizing fluid flow as evidenced by anomalous pathfinder geochemistry and the presence of barite, clay alteration and limonite staining near the intersections of prominent structures. Additional evidence of favourable structural setting is seen in the eastern portion of the property where repetition of the stratigraphy suggests a series of northeast trending structures. Significantly, new jasperoid occurrences were identified along the aforementioned structures in proximity to the projected intersection with northwest trending graben structures. Jasperoids are elevated in gold and pathfinder geochemistry, including arsenic, barium, mercury, molybdenum and antimony.

Three areas have been identified for follow up in subsequent programs. Additional mapping, prospecting, soil and rock sampling and geophysical surveys are being considered.

On June 23, 2017, the Company announced that it acquired new ground, by staking additional 48 BLM Iode mining claims at the Company’s BP property. With the addition of the new claims, the property is now 1,149 hectares (2,840 acres) in size.

Maps and photos from the Horsethief, Bellview and BP properties can be found on the Company’s website at http://alianzaminerals.com/project/nevada. Alianza contracted Big Rock Exploration LLC of Minneapolis, Minnesota to complete the 2016 field program. Bureau Veritas Minerals of Sparks, Nevada performed the analytical work using Ultra Trace (ICP-AES/MS) 53 element analysis (AQ252-EXT) using a 30-gram sample. Anomalous gold samples were then selected for Fire Assay - AAS analysis (FA430) to check and refine gold values further. Additionally, 10% of all samples was sent to ALS for QA/QC check analysis.

Ashby

On August 9, 2017, the Company announced that it has leased the Ashby gold property to Nevada Canyon Gold Corp. (“Nevada Canyon”). The Ashby Property is located in Nevada’s Walker Lane Mineral Belt, 21 km southeast of Hawthorne, in Mineral County.

Under the terms of the Agreement, Nevada Canyon made a US$1,000 payment on signing, will make annual payments of US$2,000 and will grant a 2% Net Smelter Royalty (“NSR”) on future production from the Lazy 1-3 claims comprising the Ashby Property. Nevada Canyon will also be responsible for all claim fees and certain reclamation work to be undertaken on the property. The initial term of the lease is 10 years and can be extended for an additional 20 years.

Peru - Generative

On February 23, 2017, the Company announced that an application has been made with the Peruvian authorities (INGEMMET - Instituto Geologico Minero y Metalúrgico) for nine concessions comprising six properties in central Peru. These new properties target base metals mineralization in the Peruvian Polymetallic Belt, a prolific region host to deposits such as the Cerro de Pasco Mine, where zinc, lead and copper ore has been mined for over 100 years.

Alianza’s target properties were internally generated from a study that examined a range of criteria including metallogeny, regional geology, regional structure, private and public geochemical databases, favourable CSR conditions and local knowledge. Management is planning reconnaissance exploration programs for all six of these properties once the concession grants are completed.

INTERIM PERIOD FINANCIAL CONDITION

Capital Resources

On March 6, 2017, the Company closed a non-brokered private placement of $625,000, consisting 5,000,000 units at $0.125 per unit. Each unit consists of one common share and a half non-transferable common share purchase warrant exercisable at $0.25 for a period of 3 years, expiring March 6, 2020. $21,700 cash finder’s fee and 173,600 finders’ warrants were granted. Each finder’s warrant is exercisable into a unit at $0.125 for a period of 18 months.

On July 20, 2017, the Company has arranged a financing by way of a private placement of up to 3,575,000 units at $0.14 per unit to raise $500,000. Under the terms of the financing, each unit is comprised of one common share and a half non-transferable common share purchase warrant. Each whole warrant entitles the holder to acquire an additional common share for a period of 3 years at a price of $0.20.  Securities issued in this offering will have a four month hold period.

The funds will be used for exploration in Nevada and Peru, and for working capital. A portion of the funds will be used to acquire a permit for the proposed drill program on the Horsethief Gold Project in Nevada.

The Company is aware of the current conditions in the financial markets and has planned accordingly. The Company’s current treasury and the future cash flows from equity issuances and the potential exercise of warrants, finders’ warrants and options, along with the planned developments within the Company will allow its efforts to continue throughout 2017. If the market conditions prevail or improve, the Company will make adjustment to budgets accordingly.

Liquidity

As at June 30, 2017, the Company had working capital deficit of $58,770 (September 30, 2016 – working capital of $331,876). As at June 30, 2017, cash totaled $46,483, a decrease of $375,216 from $421,699 as at September 30, 2016. The decrease was due to: (a) operating activities of $666,112; (b) the exploration and evaluation assets expenditures of $274,014; while being offset by (c) net proceeds from the financing activities of $576,565.

Operations

For the three months ended June 30, 2017 compared with the three months ended June 30, 2016:

Excluding the non-cash depreciation of $670 (2016 - $849) and share-based payments of $Nil (2016 - $14,600), the Company’s general and administrative expenses amounted to $158,504 (2016 - $238,861), a decrease of $80,357.  The reason for the change was a result of conserving cash by decreasing wages, benefits and consulting fees (2017- $52,303; 2016 - $116,017).

During the three months ended June 30, 2017, the Company reported a loss of $739,338 (2016 – $275,436), an increase of $463,902.  This is a result of a decrease in write-down of exploration and evaluation assets (2017 - $579,306; 2016 - $20,063).

For the nine months ended June 30, 2017 compared with the nine months ended June 30, 2016:

Excluding the non-cash depreciation of $2,103 (2016 - $2,756) and share-based payments of $Nil (2016 - $14,600), the Company’s general and administrative expenses amounted to $533,430 (2016 - $580,148), a decrease of $46,718.  The change in the expenses was mainly due to decreases in: (a) accounting and legal fees of $135,352 (2016 - $170,771) and (b) wages, benefits and consulting fees of $174,950 (2016 - $228,677).

During the June months ended June 30, 2017, the Company reported a loss of $1,113,639 (2016 – $1,118,255).

SIGNIFICANT RELATED PARTY TRANSACTIONS

During the quarter, there was no significant transaction between related parties.

COMMITMENTS, EXPECTED OR UNEXPECTED, OR UNCERTAINTIES

As a result of the administrative practices with respect to mining taxation in Mexico, there can be significant uncertainty, in regards to when, or if, taxes are payable and the amount that may ultimately be payable. As at September 30, 2015, Mexican claim taxes totalling approximately $766,000 had been levied. Of this amount, $563,000 relates to properties that were held by Minera Tarsis, S.A. de C.V., which the Company has applied to wind up, and $203,000 relates to properties being acquired. On February 16, 2016, the Company sold all its Mexican properties to Almadex, and reduced the claim taxes to $173,783. These taxes will never be paid in full and any amount that will, or might, be payable cannot realistically be determined at this time. Accordingly, these taxes have been disclosed as a contingent liability, and not recognized as a liability or provision.

As of the date of the MD&A, the Company has no outstanding commitments.

Other than disclosed in this MD&A – Quarterly Highlights, the Company does not have any commitments, expected or unexpected, or uncertainties.

RISK FACTORS

In our MD&A filed on SEDAR December 15, 2016 in connection with our annual financial statements (the “Annual MD&A”), we have set out our discussion of the risk factors Exploration risks, Market risks and Financing risk which we believe are the most significant risks faced by Alianza. An adverse development in any one risk factor or any combination of risk factors could result in material adverse outcomes to the Company’s undertakings and to the interests of stakeholders in the Company including its investors. Readers are cautioned to take into account the risk factors to which the Company and its operations are exposed. To the date of this document, there have been no significant changes to the risk factors set out in our Annual MD&A.

DISCLOSURE OF OUTSTANDING SHARE DATA

The authorized share capital of the Company consists of an unlimited number of common shares without par value.  The following is a summary of the Company’s outstanding share data as at June 30, 2017:

	Issued and Outstanding
	June 30, 2017	August 14, 2017

Common shares outstanding	33,279,078	33,279,078
Stock options	2,657,000	2,657,000
Warrants	19,442,500	19,442,500
Finder’s options	572,350	572,350
Warrants associated with finder’s options	475,550	475,550
Fully diluted common shares outstanding	56,426,478	56,426,478

QUALIFIED PERSON

Jason Weber, BSc., P.Geo is the Qualified Persons as defined under National Instrument 43-101 responsible for the technical disclosure in this document. Mr. Weber is the President and Chief Executive Officer of Alianza and prepared the technical information contained in this MD&A – Quarterly Highlights.

Cautionary Statements

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration results and plans, and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, our estimates of exploration investment, the scope of our exploration programs, and our expectations of ongoing administrative costs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, except as required by law. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks. Readers are cautioned not to place undue reliance on forward-looking statements.